SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

April 5, 2021

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications Announces that Mr. Isaac Benbenisti has Notified the Board of Directors of his Intention to Resign From His Position as CEO of the Company.

PARTNER COMMUNICATIONS ANNOUNCES THAT MR.
ISAAC BENBENISTI HAS NOTIFIED THE BOARD OF
DIRECTORS OF HIS INTENTION TO RESIGN FROM HIS
POSITION AS CEO OF THE COMPANY

ROSH HA'AYIN, Israel, April 5, 2021 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, reports, that Mr. Isaac Benbenisti, CEO of the Company, notified the Board of Directors of his intention to resign from the Company after nearly 6 years in office.

The Company’s Board of Directors will appoint a nominating committee for a CEO. To date, the end date of Mr. Isaac Benbenisti's position as the Company's CEO has not yet been determined.

The Chairman of the Board of Directors, Ms. Osnat Ronen, thanked Mr. Isaac Benbenisti on behalf of the Board of Directors and expressed her gratitude and deep appreciation for his achievements and contribution to the Company, "I would like to thank Itzik for the six years in which he led Partner and with great talent transformed it from an excellent cellular company into a comprehensive telecommunications company. Knowing you, I know that you are always looking for the next challenge and I wish you on behalf of myself and the Company's Board of Directors great success".

Mr. Isaac Benbenisti noted: "These have been six wonderful years at Partner, full of exciting work and groundbreaking achievements. I am proud of the successes that we achieved together and now after I have completed the main goals that I set for myself, it is time to set out on a new path."

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Mr. Amir Adar Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 Email: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ Tamir Amar
Name:	Tamir Amar
Title:	Chief Financial Officer

Dated: April 5, 2021